UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Performance Sports Group Ltd.
(Name of Issuer)

Common Shares, no par value
(Title Class of Securities)

71377G100
(CUSIP Number)

Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
(203) 629-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71377G100	Page 1 of 3 Pages

1	NAME OF REPORTING PERSON: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	7	SOLE VOTING POWER 0
REPORTING PERSON WITH	8	SHARED VOTING POWER 1,956,433
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,956,433
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,433
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON: PN

CUSIP No. 71377G100	Page 2 of 3 Pages

1	NAME OF REPORTING PERSON: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	7	SOLE VOTING POWER 0
REPORTING PERSON WITH	8	SHARED VOTING POWER 1,956,433
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,956,433
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,433
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 71377G100	Page 3 of 3 Pages

1	NAME OF REPORTING PERSON: Sagard Capital Partners Management Corp. I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	7	SOLE VOTING POWER 0
REPORTING PERSON WITH	8	SHARED VOTING POWER 1,956,433
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,956,433
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,433
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON: CO

Item 1.                 Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the Common Shares, no par value per share (the “Shares”) of Performance Sports Group Ltd. (formerly known as Bauer Performance Sports Ltd.), a British Columbia corporation (the “Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons on June 30, 2014, as heretofore amended.  This Statement is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons. Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given such terms in the initial Schedule 13D.

Item 5.                 Interest in Securities of the Issuer.

Items 5(a)-(c),(e) are hereby amended and restated in their entirety as follows:

(a)           The Shares reported herein are held directly by Sagard.  As of October 15, 2014, each Reporting Person beneficially owned 1,956,433 Shares, which represented 4.4% of the outstanding Shares (assuming the conversion of all of the Issuer’s Proportionate Voting Shares on the basis of 1,000 Common Shares for each Proportionate Voting Share), based upon 43,980,440 Shares outstanding as of October 9, 2014, as reported in the Issuer’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (for the three month period ended August 31, 2014) filed on SEDAR on October 9, 2014.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of October 15, 2014.

(b)	Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,956,433
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,956,433

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)	The following transactions have been effected by Sagard over the last 60 days through October 15, 2014:

Sales

Trade Date	Price	Quantity

9/16/2014	$17.0347	25,000
9/17/2014	$17.0110	40,000
9/18/2014	$17.0000	138,000
10/6/2014	$16.1000	5,000
10/6/2014	$16.1681	50,000
10/8/2014	$16.2617	15,800
10/9/2014	$16.2500	25,000
10/14/2014	$16.0250	10,000
10/14/2014	$16.0182	100,000

(e)  On September 18, 2014, the Reporting Persons ceased to beneficially own over 5.0% of the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2014	SAGARD CAPITAL PARTNERS, L.P. By:Sagard Capital Partners GP, Inc., its general partner
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President
SAGARD CAPITAL PARTNERS GP, INC.
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President
SAGARD CAPITAL PARTNERS MANAGEMENT CORP.
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President